Hyperlight Energy Inc.



ANNUAL REPORT

11651 Riverside Dr., Suite 143

Lakeside, CA 92040

(619) 564-4303

www.hyperlightenergy.com

This Annual Report is dated April 29, 2022.

BUSINESS

Hyperlight Energy has developed a breakthrough low-cost solar steam technology – called "Hylux™". The company manufactures Hylux™, its flagship product, in its San Diego-based manufacturing plant. Hyperlight continues to work with world-class scientific and utility organizations to accelerate the global energy transition. Hyperlight's approach uses high-throughput, high-precision plastic extrusion. Plastic extruder equipment allows for low-cost, high throughput mass manufacturing since it operates in a continuous flow process and produces the product at several feet per minute.

Hyperlight Energy illuminates the new future of concentrated solar power (CSP). Most CSP techno-economic models are expensive and difficult to scale. To solve this problem, we reinvented CSP with our flagship product: Hylux™. Hylux™ avoids the costly steel and concrete used in traditional CSP. Instead, it relies on domestically produced, pre-fabricated, recyclable plastic structures that are hand-carried and clicked into place on site for rapid installation.

All intellectual property of the company is owned, licensed, or in the process of being licensed to the company, not an individual. The company has a portfolio of issued and pending patents and trademarks.

Hyperlight Energy Inc. was initially organized as Combined Power LLC, a Delaware limited liability company on August 29, 2012, in Delaware. On October 24, 2019, the company changed the name from Combined Power LLC into Hyperlight Energy LLC. Subsequently, on October 18, 2021, Hyperlight Energy LLC changed the company structure to Hyperlight Energy Inc., a Delaware C-Corporation.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

<center>**REGULATORY INFORMATION**</center>

<center>The company has not previously failed to comply with the requirements of Regulation Crowdfunding;</center>

<center>**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**</center>

<center>**AND RESULTS OF OPERATION**</center>

Operating Results – 2021 Compared to 2020

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,924,007, up over 200% compared to fiscal year 2019 revenue of $883,228. The primary driver of the increased revenues from the California Energy Commission (CEC) contract to design and construct a solar thermal industrial heat process plant deploying Hylux at the Saputo USA Cheese Plant in Tulare, CA. Stabilized revenues included continued contract work with Pacific Northwest National Lab (PNNL) and Batelle. This overall increasing revenue trend is expected to continue forward as additional work is accomplished on the CEC / Saputo contract.

Cost of Sales

Cost of sales in 2021 was $1,003,650, an increase of approximately $280,000, from costs of $722,612 in fiscal year 2020. The cost increase was driven by the addition of new personnel to support the execution of the CEC / Saputo contract. Additional costs were recognized as specific capital equipment was purchased and expensed to increase the capacity and reliability of the Hyperlight production line for manufacturing Hylux for the CEC / Saputo project.

Gross Margins

2021 gross margin increased to $1,070,603 a 900% increase from 2020 gross margin . The gross margin increase was primarily derived from an increase in revenues in relation to allocated fixed costs represented in the cost of goods sold.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and the production expenses of Hyperlight's flagship product Hylux at the company's San Diego facility. Expenses in 2021 were $1,003,650, increasing from $804,805 from 2020. Nearly all the increased expenses at Hyperlight were driven by the front-end engineering and manufacturing improvement costs associated with the CEC / Saputo contract.

Net Margins

Operating and net losses decreased proportionally with the net losses from 2020 of $742,879 to 2021 of $75,854. Embedded costs were incurred due to COVID implications and as the company transitioned from cost to accrual-based accounting to more accurately align revenues and costs for large projects.

Historical results and cash flows:

Historical results are not representative of future results of the company. We are leaving a stage of company development during which government and utility funding supported R&D to get our core product, Hylux(TM) developed. We are now entering a stage of commercial deployment. We are working in the hopes of achieving future profitability through increasing deployment, scale and growth.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $146,348.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Bridge Loan, Friends and Family

Amount Owed: $438,710.00

Interest Rate: 6.0%

Maturity Date: December 31, 2024

This note is convertible to equity.

Creditor: Skyview Finance Company

Amount Owed: $82,200.00

Interest Rate: 15.0%

Maturity Date: June 30, 2022

Skyview holds warrants on company stock.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John D. H. King

John D. H. King's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August 29, 2012 - Present

Responsibilities: Manage the company. Compensation is $200,000 cash annually and equity of 3,673,339 shares of Common Stock.

Position: Chairman of the Board

Dates of Service: January 01, 2009 - Present

Responsibilities: Manage the Board of Directors

Name: Michael Mazaika

Michael Mazaika's current primary role is with Retired. Michael Mazaika currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: August 29, 2012 - Present

Responsibilities: Typical responsibilities of a Board Member. His compensation was the issuance of 81,659 shares of Common Stock. He is not receiving any other compensation presently.

Name: Cory Cunningham

Cory Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: April 01, 2016 - Present

Responsibilities: Operations. Compensation is $200,000 cash per year and 1,150,000 shares of Common Stock via Sustainable Industries.

Other business experience in the past three years:

Employer: Sustainable Industries

Title: Principal

Dates of Service: July 30, 2009 - Present

Responsibilities: Sounder and sole proprietor

Other business experience in the past three years:

Employer: United States Marine Corp Reserves

Title: Colonel

Dates of Service: June 15, 1993 - Present

Responsibilities: Manpower management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John D. H. King

Amount and nature of Beneficial ownership: 3,673,339

Percent of class: 47.58

Title of class: Common Stock

Stockholder Name: Nicholas Kramer

Amount and nature of Beneficial ownership: 1,844,413

Percent of class: 23.89

Title of class: Common Stock

Stockholder Name: Sustainable Industries (100% owned by Cory Cunningham)

Amount and nature of Beneficial ownership: 1,150,000

Percent of class: 14.9

Title of class: Convertible Debt Note

Stockholder Name: Hollis H. King

Amount and nature of Beneficial ownership: 438,710

Percent of class: 7.42

Title of class: Common Stock

Stockholder Name: Hollis H. King

Amount and nature of Beneficial ownership: 572,763

Percent of class: 7.42

RELATED PARTY TRANSACTIONS

Name of Entity: Nick Kramer

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Short term loan to cover gap in CEC payments.

Material Terms: Two loans of $57,500 and $15,000. Fee of $7,250.

OUR SECURITIES

The company has authorized Convertible Debt Note, Skyview Warrants, Common Stock, and Employee Stock Option Plan. As part of the Regulation Crowdfunding raise, the Company will be offering up to 183,532 of Common Stock.

Convertible Debt Note

The security will convert into Common stock and the terms of the Convertible Debt Note are outlined below:

Amount outstanding: $438,710.00

Maturity Date: July 15, 2022

Interest Rate: 6.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: 60 days notice from Note holder, or change in control or IPO.

Material Rights

There are no material rights associated with Convertible Debt Note.

Skyview Warrants

The amount of securities outstanding is 110,000.

Material Rights

Skyview Ventures LLC, owns warrant to purchase common stock of the Company on customary terms, with such shares of common stock to be issued at $1. Such warrant shall be exercisable for that number of shares of capital stock equal to $110,000.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,720,382 outstanding.

Voting Rights

One share, one vote.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis is 7,720,382 shares of Common Stock and does not include preferred stock, convertible securities, stock options and warrants.

Employee Stock Option Plan

The security will convert into Common stock and the terms of the Employee Stock Option Plan are outlined below:

Amount outstanding: $430,000.00

Maturity Date: December 31, 2025

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $0.00

Conversion Trigger: Vesting Schedule

Material Rights

There are no material rights associated with Employee Stock Option Plan.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $4,999,997.52 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing concentrated solar power (CSP). Our revenues are therefore dependent upon the market for concentrated solar power (CSP).

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational improved automated cleaning system, or machine-learning-based control algorithm, or that the improved automated cleaning system or machine-learning-based control algorithm may never be used to engage in transactions. It is possible that the failure to release the improved automated cleaning system or machine-learning-based control algorithm is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our improved automated cleaning system and machine-learning-based control algorithm. Delays or cost overruns in the development of our improved automated cleaning system and machine-learning-based control algorithm and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget, an improved automated cleaning system and a machine-learning-based control algorithm our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will or won't render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hyperlight Energy has been in R&D of it's core product since 8/29/2012 supported by contracts and grants, not commercial sales revenue. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hyperlight Energy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short commercial history, few customers, and low and uncertain revenue. If you are investing in this company, it's because you think that Hylux(TM) is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price the system right and sell it to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns, has licensed or will license multiple issued and pending patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark, copyright and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the California Public Utilities Commission (CPUC) and the United States Federal Investment Tax Credit (ITC) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business with a computer monitored and controlled product, we may be vulnerable to hackers who may access our data and/or systems. Further, any significant disruption of our product could reduce the attractiveness of the product and result in a loss of customer interest in using our product. Further, we rely on third-party technology providers to provide some of our computer and communication technology. Any disruptions of services or cyber-attacks either on our technology provider(s) or on Hyperlight Energy could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Hyperlight Energy Inc.

By /s/ *John H. King*

     Name: <u>Hyperlight Energy Inc.</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS





Hyperlight ENERGY

I, John King, the Chief Executive Officer of Hyperlight Energy Inc., hereby certify that the financial statements of Hyperlight Energy Inc. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2020 the amounts reported on our tax returns were gross receipts of $898,568 with a total income of $ 63,550; taxable income of $ -867,471 and total tax of $0. 2021 Tax returns have not been filed as of this date.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th Day of April 2022.

____

John H. King

Chief Executive Officer

28 Apr 2022

Encl: Hyperlight Financials 2020
Hyperlight Financials 2021
Hyperlight Tax Return 2020 Form 1065

Hyperlight Energy Inc. | 11561 Riverside Dr. Ste. 143, Lakeside, CA 92040 | info@hyperlightenergy.com

Hyperlight Energy LLC
Balance Sheet
As of February 4, 2021

	Feb 4, 21
ASSETS	
Current Assets	
Checking/Savings	
1000 · Wells Fargo - Checking	512,455.80
1010 · Wells Fargo - Savings	2,033.47
1015 · Payroll Clearing	-50.00
Total Checking/Savings	514,439.27
Accounts Receivable	
11000 · Accounts Receivable	1,273,830.03
Total Accounts Receivable	1,273,830.03
Total Current Assets	1,788,269.30
Fixed Assets	
1600 · Plant Equipment	
1610 · Site Construction	20,613.80
1630 · Furniture and Equipment	70,697.08
1700 · Accumulated Depreciation	-81,050.10
Total 1600 · Plant Equipment	10,260.78
Total Fixed Assets	10,260.78
Other Assets	
1998 · Security Deposits	6,200.00
1999 · Patents	79,698.94
Total Other Assets	85,898.94
TOTAL ASSETS	1,884,429.02
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	490,655.40
Total Accounts Payable	490,655.40
Credit Cards	
2002 · Wells Fargo CC - 1364 (MC)	24,544.15
Total Credit Cards	24,544.15
Other Current Liabilities	
2250 · Accrued California Sales Tax	303,331.24
2200 · Accrued Vacation Liability	20,707.36
2500 · Loans & Debt	
2415 · Skyview Ventures Funding	265,952.33
Total 2500 · Loans & Debt	265,952.33
2433 · Mitch Purcell - Payable	174,000.00
2432 · Joel Balbien - Payable	24,700.00
2402 · Saputo Unearned Revenue	2,623,779.39
24000 · Payroll Liabilities	0.04

Hyperlight Energy LLC
Balance Sheet
As of February 4, 2021

	Feb 4, 21
2430 · Deferred Compensation (Curre...	
2431 · John King Deferred Comp Liab	102,620.00
Total 2430 · Deferred Compensation (...	102,620.00
Total Other Current Liabilities	3,515,090.36
Total Current Liabilities	4,030,289.91
Long Term Liabilities	
2420 · Loan Hollis King	508,550.00
2650 · So Cal Gas Loan/Royalty	2,338,670.90
Total Long Term Liabilities	2,847,220.90
Total Liabilities	6,877,510.81
Equity	
3170 · Equity Investment - Alex Myers	9,929.00
3160 · Equity Investment - John King	313,333.41
3150 · Equity Invest - Nicholas Kramer	371,737.51
3010 · Equity Investment - Calevas	20,000.00
3020 · Equity Investment - John McKay	50,000.00
3030 · Equity Investment - Janet Rishe	20,000.00
3100 · Equity Investment - Hollis King	62,862.50
3120 · David/Barbar Groce Living Trust	203,418.14
3130 · Equity Investment - Jon Guice	51,200.00
3200 · Retained Earnings	-6,083,586.90
Net Income	-11,975.45
Total Equity	-4,993,081.79
TOTAL LIABILITIES & EQUITY	1,884,429.02

Hyperlight Energy LLC
Profit Loss
2020

Hyperlight Energy Accrual Basis	YTD Jan - Dec 20
Ordinary Income/Expense	
Income	
4045 · SAPUTO	869,428.11
4035 · PNNL Income	10,800.00
4085 · Income	3,000.00
Total Income	883,228.11
Cost of Goods Sold	
5000 · Direct Costs	
5080 · Direct Equipment	5,636.52
5010 · Direct Labor	377,936.45
5030 · Direct Consultants	80,421.25
5040 · Direct Materials	210,115.62
5050 · Direct Travel	1,072.85
5060 · Other Direct Costs	47,429.76
Total 5000 · Direct Costs	722,612.45
Total COGS	722,612.45
Gross Profit	160,615.66
Expense	
6000 · General & Admin	
6145 · Payroll Processing Fee	3,232.80
6135 · Conference Fees	15.00
6020 · Automobile Expense	700.84
6030 · Corporate Taxes - State	5,000.00
6035 · Tax Other	342.44
6040 · Bank Service Charges	1,964.00
6050 · Outside Services - Other	911.28
6070 · Equipment Rental/Lease	4,455.85
6080 · Bus Meals/Meetings	2,017.77
6090 · Travel Indirect	8,691.17
6130 · Filing Fees	20.00
6140 · Internet / Website Expense	3,060.00
6200 · Professional Fees	
6250 · Board Member Payment	3,500.00
6210 · Consulting/Outside Services	232,609.03
6220 · Web Site Consulting	1,373.74
6225 · Accounting and Finance	4,700.00
Total 6200 · Professional Fees	242,182.77
Total 6000 · General & Admin	272,593.92
6999 · Indirect Labor	188,486.95
6500 · IR& D	
6560 · IR&D Contractor Labor	12,535.12
6530 · Equipment	45,433.26
6540 · IR & D Parts, Supplies & Other	37,015.29
Total 6500 · IR& D	94,983.67
7000 · Fringe	
7040 · EPL Insurance	4,094.61
7035 · Bonus Expense	3,500.00
7030 · Accrued Vacation Expense	20,707.36
7015 · Employee Benefits	4,740.79
7020 · Medical/Dental/Vision	6,144.50
7025 · Payroll Tax Expense	35,427.93
Total 7000 · Fringe	74,615.19
8000 · Overhead	

Hyperlight Energy LLC
Profit Loss
2020

Hyperlight Energy	YTD
Accrual Basis	Jan - Dec 20
8045 · Bonus expense	200.00
8095 · Customs and Brokerage	23,672.95
8035 · Recruiting & Hiring Exp	700.00
8010 · General Liability	22,271.07
8015 · Dues and Subscriptions	1,799.00
8020 · Insurance - Workers Comp	2,410.24
8025 · Office Supplies & Expenses	3,411.46
8030 · Directors & Officers Insurance	8,383.70
8040 · Software	4,277.20
8070 · Postage and Delivery	327.13
Total 8000 · Overhead	67,452.75
9000 · Facilities	
9010 · Depreciation Expense	548.80
9020 · Computer Supplies	741.26
9025 · Small Office Equipment	10,691.57
9030 · Property Insurance	9,078.53
9040 · Rent	72,488.91
9050 · Telephone Expense	5,615.24
9070 · Internet	857.76
9110 · Utilities	
9111 · Gas and Electric	5,437.52
9112 · Trash	3,459.73
Total 9110 · Utilities	8,897.25
Total 9000 · Facilities	108,919.32
Total Expense	807,051.80
Net Ordinary Income	-646,436.14
Other Income/Expense	
Other Income	
9800 · Interest Income	5.64
Total Other Income	5.64
Other Expense	
9909 · Other - Unallowed	0.00
9902 · Penalties & Fees - U	1,622.96
9903 · Interest Expense - U	92,078.44
9904 · Legal - U	23,356.20
9905 · Travel - U	182.61
9907 · Federal Income Tax - U	1,274.62
9908 · Patent Expense - U	2,860.00
9910 · Advertising and Promotion - U	1,014.00
Total Other Expense	122,388.83
Net Other Income	-122,383.19
Net Income	-768,819.33

Hyperlight Energy LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
1000 · Wells Fargo - Checking	120,014.70
1010 · Wells Fargo - Savings	26,333.82
Total Checking/Savings	146,348.52
Accounts Receivable	
11000 · Accounts Receivable	998,352.80
Total Accounts Receivable	998,352.80
Other Current Assets	
1026 · Due From John King	233.01
1042 · Prepaid Legal	5,000.00
1025 · Due To/From employee	486.00
Total Other Current Assets	5,719.01
Total Current Assets	1,150,420.33
Fixed Assets	
1600 · Plant Equipment	
1610 · Site Construction	20,613.80
1630 · Furniture and Equipment	70,697.08
1700 · Accumulated Depreciation	-82,327.98
Total 1600 · Plant Equipment	8,982.90
Total Fixed Assets	8,982.90
Other Assets	
1998 · Security Deposits	6,200.00
1999 · Patents	79,698.94
Total Other Assets	85,898.94
TOTAL ASSETS	1,245,302.17
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	441,083.08
Total Accounts Payable	441,083.08
Credit Cards	
2003 · Wells Fargo CC - Cory's Visa	1,823.00
2001 · Wells Fargo CC - Visa	38.93
2002 · Wells Fargo CC - Mastercard	5,075.24
Total Credit Cards	6,937.17
Other Current Liabilities	
2570 · PPP Loan (2nd round)	69,030.00
2250 · Accrued California Sales Tax	431,810.29
2200 · Accrued Vacation Liability	31,541.31
2500 · Loans & Debt	
2415 · Skyview Ventures Funding	84,303.79
Total 2500 · Loans & Debt	84,303.79

Hyperlight Energy LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
2433 · Mitch Purcell - Payable	174,000.00
2432 · Joel Balbien - Payable	24,700.00
2402 · Saputo Unearned Revenue	2,227,991.10
24000 · Payroll Liabilities	0.15
2430 · Deferred Compensation (Current)	
2431 · John King Deferred Comp Liab	102,620.00
Total 2430 · Deferred Compensation (Current)	102,620.00
Total Other Current Liabilities	3,145,996.64
Total Current Liabilities	3,594,016.89
Long Term Liabilities	
2420 · Loan Hollis King	408,550.00
2650 · So Cal Gas Loan/Royalty	2,314,250.59
Total Long Term Liabilities	2,722,800.59
Total Liabilities	6,316,817.48
Equity	
3160 · Equity Investment - John King	313,333.41
3150 · Equity Invest - Nicholas Kramer	371,737.51
3010 · Equity Investment - Calevas	20,000.00
3030 · Equity Investment - Janet Rishe	20,000.00
3100 · Equity Investment - Hollis King	62,862.50
3200 · Retained Earnings	-5,783,593.99
Net Income	-75,854.74
Total Equity	-5,071,515.31
TOTAL LIABILITIES & EQUITY	1,245,302.17

Hyperlight Energy LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
4045 · SAPUTO	1,899,804.89
4035 · PNNL Income	-1,200.00
4085 · Income	25,402.40
Total Income	1,924,007.29
Cost of Goods Sold	
5000 · Direct Costs	
5010 · Direct Labor	360,140.09
5030 · Direct Consultants	96,194.00
5040 · Direct Materials	354,790.16
5050 · Direct Travel	1,711.15
5060 · Other Direct Costs	21,418.51
5070 · Direct Subcontracts	19,150.05
Total 5000 · Direct Costs	853,403.96
Total COGS	853,403.96
Gross Profit	1,070,603.33
Expense	
6000 · General & Admin	
6145 · Payroll Processing Fee	4,708.70
6010 · Business Licenses and Permits	20.00
6020 · Automobile Expense	1,251.43
6030 · Corporate Taxes - State	8,284.35
6035 · Tax Other	376.27
6040 · Bank Service Charges	1,171.50
6050 · Outside Services - Other	620.88
6080 · Bus Meals/Meetings	1,187.26
6090 · Travel Indirect	43,835.34
6130 · Filing Fees	20.00
6140 · Internet / Website Expense	159.90
6200 · Professional Fees	
6210 · Consulting/Outside Services	52,358.14
6220 · Web Site Consulting	70,731.32
6225 · Accounting and Finance	3,500.00
6200 · Professional Fees - Other	1,537.50
Total 6200 · Professional Fees	128,126.96
6245 · Miscellaneous	4.75
Total 6000 · General & Admin	189,767.34
6999 · Indirect Labor	287,531.94
6500 · IR& D	
6560 · IR&D Contractor Labor	35,451.30
6510 · Consulting	
6514 · Elec. Eng. Consulting	4,009.00
6510 · Consulting - Other	89,339.00
Total 6510 · Consulting	93,348.00
6530 · Equipment	27,022.48
6540 · IR & D Parts, Supplies & Other	45,743.42
6550 · Insurance - Property	4,651.00
Total 6500 · IR& D	206,216.20

Hyperlight Energy LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
7000 · Fringe	
7035 · Bonus Expense	6,319.71
7030 · Accrued Vacation Expense	10,833.95
7015 · Employee Benefits	8,027.84
7020 · Medical/Dental/Vision	23,663.83
7025 · Payroll Tax Expense	42,499.36
Total 7000 · Fringe	**91,344.69**
8000 · Overhead	
8095 · Customs and Brokerage	62,775.45
8010 · General Liability	17,232.66
8015 · Dues and Subscriptions	1,101.57
8020 · Insurance - Workers Comp	357.05
8025 · Office Supplies & Expenses	6,738.98
8030 · Directors & Officers Insurance	8,644.80
8040 · Software	13,136.26
8070 · Postage and Delivery	322.56
8080 · Storage Rent	900.00
Total 8000 · Overhead	**111,209.33**
9000 · Facilities	
9010 · Depreciation Expense	1,277.88
9020 · Computer Supplies	237.00
9025 · Small Office Equipment	7,141.16
9030 · Property Insurance	1,084.84
9040 · Rent	84,383.00
9050 · Telephone Expense	5,867.13
9070 · Internet	1,108.08
9110 · Utilities	
9111 · Gas and Electric	11,995.79
9112 · Trash	4,485.99
Total 9110 · Utilities	**16,481.78**
Total 9000 · Facilities	**117,580.87**
Total Expense	**1,003,650.37**
Net Ordinary Income	**66,952.96**
Other Income/Expense	
Other Income	
9800 · Interest Income	11.79
Total Other Income	**11.79**
Other Expense	
9909 · Other - Unallowed	-0.01
9903 · Interest Expense - U	48,894.96
9904 · Legal - U	14,785.54
9905 · Travel - U	20.94
9906 · Promo & Entertainment - U	2,955.41
9910 · Advertising and Promotion - U	76,162.65
Total Other Expense	**142,819.49**
Net Other Income	**-142,807.70**
Net Income	**-75,854.74**

Form **1065**

Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2020, or tax year beginning _____ , 2020,
ending _____ , 20 ____ .
► Go to *www.irs.gov/Form1065* for instructions and the latest information.

OMB No. 1545-0123

2020

A Principal business activity		D Employer identification no.
RESEARCH		61-1641815

B Principal product or service	**Type or Print**	HYPERLIGHT ENERGY, LLC	E Date business started
SERVICE		11651 RIVERSIDE DR, SUITE 143	1/01/2009
C Business code number		LAKESIDE, CA 92040	F Total assets (see instructions)
541700			$ 1,882,567.

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return

H Check accounting method: **(1)** ☐ Cash **(2)** ☒ Accrual **(3)** ☐ Other (specify) ► _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ► _____ 40

J Check if Schedules C and M-3 are attached .... ► ☐

K Check if partnership: **(1)** ☐ Aggregated activities for section 465 at-risk purposes **(2)** ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.

INCOME

1a	Gross receipts or sales	1a	898,568.	
b	Returns and allowances..........................	1b		
c	Balance. Subtract line 1b from line 1a	1c		898,568.
2	Cost of goods sold (attach Form 1125-A)...............................	2		835,018.
3	Gross profit. Subtract line 2 from line 1c.............................	3		63,550.
4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)................................	4		
5	Net farm profit (loss) (attach Schedule F (Form 1040))..................	5		
6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)..............	6		
7	Other income (loss) (attach statement)............................	7		
8	**Total income (loss).** Combine lines 3 through 7....................	8		63,550.

DEDUCTIONS (SEE INSTRS FOR LIMITATIONS)

9	Salaries and wages (other than to partners) (less employment credits)................	9		214,445.
10	Guaranteed payments to partners	10		
11	Repairs and maintenance	11		
12	Bad debts.	12		
13	Rent...	13		79,893.
14	Taxes and licenses..	14		42,045.
15	Interest (see instructions)....................................	15		107,656.
16a	Depreciation (if required, attach Form 4562)................ 16a	9,068.		
b	Less depreciation reported on Form 1125-A and elsewhere on return ... 16b		16c	9,068.
17	Depletion **(Do not deduct oil and gas depletion.)**................	17		
18	Retirement plans, etc...	18		
19	Employee benefit programs......................................	19		19,270.
20	Other deductions (att stmt)............................... See Statement 1	20		458,644.
21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20............	21		931,021.
22	**Ordinary business income (loss).** Subtract line 21 from line 8..............	22		-867,471.

TAX AND PAYMENT

23	Interest due under the look-back method — completed long-term contracts (attach Form 8697).......	23	
24	Interest due under the look-back method — income forecast method (attach Form 8866)............	24	
25	BBA AAR imputed underpayment (see instructions)............................	25	
26	Other taxes (see instructions)..	26	
27	**Total balance due.** Add lines 23 through 26......................	27	
28	Payment (see instructions).............................	28	
29	**Amount owed.** If line 28 is smaller than line 27, enter amount owed..............	29	
30	**Overpayment.** If line 28 is larger than line 27, enter overpayment	30	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

► _____
Signature of partner or limited liability company member

► _____ Date

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Ryan Carr	Ryan Carr			P01395940

Firm's name ► Carr Accounting	Firm's EIN ► 26-1774044
Firm's address ► 409 S. Las Posas Road San Marcos, CA 92078	Phone no. 760-672-0494

BAA For Paperwork Reduction Act Notice, see separate instructions.

PTPA0105 09/03/20

Form **1065** (2020)

CERTIFICATION

I, John H. King, Principal Executive Officer of Hyperlight Energy Inc., hereby certify that the financial statements of Hyperlight Energy Inc. included in this Report are true and complete in all material respects.

John H. King

CEO